Exhibit 99.1

David Stamler, MD CEO AGM 22 November 2024

Forward Looking Statements This presentation may contain some statements that may be considered “Forward - Looking Statements”, within the meaning of the US Securities Laws . Thus, any forward - looking statement relating to financial projections or other statements relating to the Company’s plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially . For a discussion of such risks and uncertainties as they relate to us, please refer to our 2023 Form 20 - F, filed with US Securities and Exchange Commission, in particular Item 3 , Section D, titled “Risk Factors . ’’ 2

Targeting Iron - Related Neurodegenerative Diseases 3 Parkinson’s Disease Multiple System Atrophy Dementia with Lewy Bodies Parkinsonian Disorders • Iron: central to pathology of many neurodegenerative diseases • Parkinsonian disorders include • Parkinson’s disease (PD) • Rare diseases with similar motor symptoms • Multiple System Atrophy (MSA) • Dementia with Lewy Bodies (DLB) • Similar underlying pathology • Friedreich’s Ataxia • Rare disease with uncoordinated movements • Genetic disorder that appears in childhood Friedreich Ataxia

Promising Portfolio in Neurodegenerative Diseases

Alterity THERAPEUTICS

ASSET		PHASE					PARTNER
PROGRAM	**INDICATION**	**DISCOVERY**	**PRE-CLINICAL**	**NATURAL HISTORY**	**PHASE 1**	**PHASE 2**	**PARTNER / COLLABORATOR**
ATH434-201	Multiple System Atrophy *Early Stage*					*Enrollment Complete*	
ATH434-202	Multiple System Atrophy *Advanced*					*Enrollment Complete*	
ATH434	Parkinson's Disease						THE MICHAEL J. FOX FOUNDATION FOR PARKINSON'S RESEARCH
bioMUSE	Multiple System Atrophy *Natural History Study*						VANDERBILT UNIVERSITY MEDICAL CENTER
ATH434	Friedreich's Ataxia						
Drug Discovery	Neurodegenerative Diseases						

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Significant Commercial Opportunity in Treating Multiple System Atrophy 5 Severely debilitating illnesses with no current treatments are ripe for new entrants targeting underlying pathology of the disease. Substantial Unmet Need Motivated by efficacy of treating the underlying disease and not just the symptoms, clinicians intend to offer ATH 434 to most of their patients with MSA. Strong Intent to Prescribe Twice daily oral administration of ATH434 preferred by physicians Ease of Use Inhibition of protein aggregation is a novel mechanism of action that may prove to impact more than motor symptoms. Unique MOA up to $US1.1 Billion Potential U.S. annual peak sales for ATH434 in MSA Source: Survey of U.S. neurologists, updated 2023

Alpha - Synuclein and Iron in Health Sources: Ritchie et al, 2012; DOI:10.4236/health.2012.431175; Cronin et al, 2019, doi.org/10.3389/fmolb.2019.00116 6 Iron is Essential for Life • Red blood cell production, oxygen transport • Neurotransmitter synthesis in neurons • Energy production via ATP and activity of many enzymes α - Synuclein protein • Critical for normal function of neurons • Enables nerves to communicate with each other via neurotransmitters α - Synuclein

Increased Brain Iron in Parkinson’s Disease and Multiple System Atrophy 7 Dexter et al. Brain.1991 Parkinson’s disease Multiple System Atrophy n = 24 n = 13 nmol iron/g of human brain n = 9 n = 7 * n = 3 n = 8 * 0 10000 20000 30000 Cerebral cortex Caudate nucleus Putamen (M) Putamen (L) Globus pallidus (M) Globus pallidus (L) Substantia nigra (T) Cerebellum n = 11 n = 8 n = 8 n = 8 n = 9 n = 8 n = 12 n = 8 n = 11 n = 8 * n = 9 n = 6 * 0 10000 20000 30000 n = 10 n = 8 * n = 10 n = 8 * Healthy Patients nmol iron/g of human brain Substantia nigra (T) Substantia nigra (pc) Cerebellum Advanced Quantitative MRI to measure brain iron Courtesy of P. Trujillo, D. Claassen MSA Control

Treatment Approach: Address Underlying Pathology 8 Potential Disease Modifying Therapy for MSA Redistribute excess labile iron in the CNS Reduce α - synuclein aggregation and Oxidative injury Rescue brain cells/ neuronal function

ATH434: Potential Disease Modifying Therapy 9 ATH434 binding to iron • Small molecule drug candidate • Decreases pathologic protein aggregation ( α - synuclein) in CNS • Iron chaperone: redistributes excess labile iron in CNS • Oral medication • Preferred over infusions and injections • Potential to treat iron - related neurodegenerative disease • Orphan Drug Designation in the US and EU for MSA treatment • Development pathway endorsed by FDA and EMA

Multiple System Atrophy (MSA): Rare, Highly Debilitating and Rapidly Progressive Neurodegenerative Disease 10 • Parkinsonian disorder with no approved treatment • Orphan disease: up to 50,000 patients in U.S. • Disease characteristics • Motor: Parkinsonism, uncoordinated movements, balance problems and falls • Autonomic dysfunction: blood pressure maintenance, bladder control, bowel function • Brain atrophy and α - synuclein accumulation in multiple regions • Over 50% require wheelchair in 5 years • Median survival 7.5 years after symptom onset 0 3 6 9 Years Premotor MSA Clinically Established MSA Sources: Fanciulli, Wenning. NEJM 2015 | Wenning, et al . Mov Disorders 2022 | Coon, et al. Brain 2015 | Claassen,et al. Mov Disorders 2021 | Multiple System Atrophy: National Institute of Neurological Disorders and Stroke ( nih.gov ) Death can occur Clinically Probable MSA

Ongoing Treatment Studies with ATH434

Alterity THERAPEUTICS

Study	ATH434-201 – Phase 2	ATH434-202 – Phase 2
Design	**Randomized, double-blind**	**Single arm, open-label**
Objectives	Efficacy and safety of ATH434	Efficacy and safety of ATH434
Population	**Early-stage MSA**	**Advanced MSA**
Sample Size	N = 77	N = 10
Treatment	12 months	12 months
Brain MRI Biomarkers	Iron, volume	Iron, volume, glial pathology
Fluid Biomarkers	NfL^, Aggregated α-synuclein	NfL^, Aggregated α-synuclein
Other Biomarkers	Wearable movement sensors	—
Clinical Measures	Motor exam, autonomic function, activities of daily living, global measures	Motor exam, autonomic function, activities of daily living, global measures

^NfL: Neurofilament light chain

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ATH434-202 Interim Clinical Data Confirms Development Approach

Population: 10 with advanced MSA

Treatment: ATH434 75 mg bid

Assessment: 6 months

Safety: ATH434 well-tolerated and had no serious adverse events related to study drug

UMSARS: Unified MSA Rating Scale (Part I) Activities of Daily Living Scale

- Group change (n=10)^ compares favorably to patients with similar disease severity*

Areas Assessed

• Speech	• Walking
• Swallowing	• Falling
• Handwriting	• Orthostatic symptoms
• Cutting food	• Urinary Function
• Dressing	• Sexual Function
• Hygiene	• Bowel Function

Global Impression of Change

- Overall rating from patient or clinician perspective

Clinical Responders

- 30% of participants showed stable or improved neurological symptoms, based on UMSARS I and Global Impression of change scores

^ Claassen. Mov. Disord. 2024.

* Wenning. Lancet Neurol 2013;12: 264–74.

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13 Brain Iron Brain Volume Iron content was stable in the s. nigra, putamen and globus pallidus over 12 mo in clinical responders Brain volume stable between 6 and 12 mo in clinical responders MRI data at 6 months (n=10) and 12 months (n=3) NfL (neurofilament light chain) data at 6 months. ATH434 - 202 Interim Biomarker Data Support Clinical Observations Mean levels of NfL, a marker of neuronal injury only 2.7% in ATH434 - patients compared to 17.9% in untreated patients (bioMUSE) Neuronal Injury Marker ATH434-202 bioMuse -40 -20 0 20 40 60 80 % c h a n g e i n C S F N f L a t 6 m o n Participants who stabilized or improved had less advanced disease

Target Measures for Success 14 Favorable Safety Profile / No Drug Related Serious Adverse Events Evidence of Drug Effect on Biomarker Endpoint or Evidence of Benefit on Clinical Endpoint Relevant to MSA Safety and Efficacy Data Support Advancing to Phase 3 MSA Phase 2 ATH434 - 201

ATH434 - 201 Phase 2 Trial Study Complete Feb 25 Jan 25 Dec 24 Nov 24 Oct 24 Sep 24 Aug 24 Jul 24 Jun 24 May 24 Apr 24 Mar 24 Feb 24 Jan 24 Key Milestones ATH434 MoA data BioMUSE Data ATH434 - 202 Preliminary 6 mo Data 15 Scientific Meeting Presentations ATH434 - 201 Phase 2 Trial Topline Data

Alterity: Poised for Progress 16 • Targeting Orphan disease with no approved treatments • Natural History Study de - risked Phase 2 • Positive interim data in open label study confirms clinical development approach • Phase 2 double - blind data expected in January 2025 • Development team with multiple FDA approvals • Cash balance of AU$9.28M as of 30 Sept 2024 Catalysts MSA Natural History Study x H1 2024: Present new biomarker data ATH434 - 201 Phase 2 Double - Blind Trial x Nov 2023: Enrollment Complete • Nov 2024: Study Complete • Jan 2025: Topline Data ATH434 - 202 Phase 2 Open label Trial x Jul 2024: Preliminary 6 - mo Data • H1 2025: 12 - month Data

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